UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB APPROVAL
FORM N-17f-2	OMB Number:	3235-0360
	Expires:	July 31, 2009
Certificate of Accounting of Securities and Similar	Estimated average burden
Investments in the Custody of	hours per response............2.1
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-7651				Date examination completed: 10/31/08
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: ING Variable Portfolios, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.                  All items must be completed by the investment company.

2.                  Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.                  Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198 (10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP	Telephone	617 988 1000
99 High Street	Fax	617 507 8321
Boston, MA 02110-2371	Internet	www.us.kpmg.com

Independent Registered Public Accounting Firm’s Report

To the Board of Directors

ING Variable Portfolios, Inc.

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that ING VP International Equity Portfolio (the Fund), complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act with respect to the securities held by affiliated sub-custodian banks pursuant to rule 17f-5 of the Act as of March 31, 2007, May 31, 2007, and October 31, 2007.  Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2007, May 31, 2007, and October 31, 2007, and, with respect to agreement of security purchases and sales, for the period January 1, 2007 through December 31, 2007:

(1)	Confirmation of all securities held in book entry form by The Bank of New York Mellon (formerly, The Bank of New York) (custodian);

(2)	Confirmation of securities held in book entry form by ING Belgium S.A./N.V. and ING Bank Netherlands (affiliated sub-custodian banks);

(3)	Confirmation of securities held in book entry form by Euroclear Belgium and Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V.;

(4)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)	Reconciliation of all such securities to the books and records of the Fund, the custodian and the affiliated sub-custodian banks;

(6)	Agreement of selected security purchases and sales during the period January 1, 2007 through December 31, 2007 from the books and records of the Fund to broker confirmations or bank statements.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Act as of March 31, 2007, May 31, 2007, and October 31, 2007, with respect to the securities reflected in the investment accounts of the Fund that are held by the affiliated

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

sub-custodian banks pursuant to rule 17f-5 of the Act, is fairly stated, in all material respects.  We have not examined the Fund’s compliance with rule 17f-5 of the Act and express no opinion thereon.

This report is intended solely for the information and use of management, the Board of Directors of the Fund, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts

October 31, 2008

October 17, 2008

KPMG LLP

Attention:  Dan Strasshofer

99 High Street

Boston, MA  02110

RE:  Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the ING Funds listed in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Company,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2007, May 31, 2007, and October 31, 2007, and for the period from January 1, 2007 through December 31, 2007.

Based on this evaluation, we assert that the Funds were in compliance with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2007, May 31, 2007, and October 31, 2007, and for the period from January 1, 2007 through December 31, 2007, with respect to securities reflected in the investment accounts of the Funds that are held by affiliated foreign sub-custodians.  We note that all affiliated sub-custodians that maintained assets of the Funds during the applicable period qualified as “Eligible Foreign Custodians” under rule 17f-5.

Very truly yours,

ING Funds

/s/ Shaun P. Mathews
Shaun P. Mathews
Chief Executive Officer

/s/ Todd Modic

Todd Modic

Senior Vice President and Chief Financial Officer

Appendix A

ING AMERICAN CENTURY SMALL MID CAP VALUE PORTFOLIO

ING AMERICAN CENTURY SELECT PORTFOLIO

ING DAVIS NEW YORK VENTURE VALUE PORTFOLIO

ING DISCIPLINED INTERNATIONAL SMALLCAP FUND

ING EMERGING COUNTRIES FUND

ING FMR DIVERSIFIED MID CAP PORTFOLIO

ING FOCUS 5 PORTFOLIO

ING FOREIGN FUND

ING GLOBAL ADVANTAGE + PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND FUND

ING GLOBAL REAL ESTATE FUND

ING GLOBAL REAL ESTATE PORTFOLIO

ING INDEX PLUS INTERNATIONAL EQUITY FUND

ING INTERNATIONAL CAPITAL APPRECIATION FUND

ING INTERNATIONAL EQUITY DIVIDEND FUND

ING INTERNATIONAL REAL ESTATE FUND

ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND

ING INTERNATIONAL VALUE CHOICE FUND

ING INTERNATIONAL VALUE FUND

ING INTERNATIONAL VALUE OPPORTUNITY FUND

ING INTERNATIONAL EQUITY FUND

ING INTERNATIONAL GROWTH OPPORTUNITY FUND

ING INTERNATIONAL GROWTH OPPORTUNITY PORTFOLIO

ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO

ING JPMORGAN INTERNATIONAL PORTFOLIO

ING JULIUS BAER FOREIGN PORTFOLIO

ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO

ING MFS UTILITIES PORTFOLIO

ING OPPENHEIMER GLOBAL PORTFOLIO

ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO

ING PIONEER FUND PORTFOLIO

ING RUSSIA FUND

ING STRATEGIC ALLOCATION MODERATE FUND

ING STRATEGIC ALLOCATION CONSERVATIVE FUND

ING STRATEGIC ALLOCATION GROWTH FUND

ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO

ING TEMPLETON FOREIGN EQUITY PORTFOLIO

ING TEMPLETON GL GROWTH PORTFOLIO

ING VAN KAMPEN GLOBAL FRANCHISE PORTFOLIO

ING VP GLOBAL EQUITY DIVIDEND PORTFOLIO

ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO

ING VP INTERNATIONAL EQUITY PORTFOLIO

ING VP INTERNATIONAL VALUE PORTFOLIO

ING VP STRATEGIC ALLOCATION GROWTH FUND

ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO

ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO